UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66263

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CG COMPASS (USA) LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 EAST 57TH STREET, 30TH FLOOR
_____(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KAREN L ALVAREZ   770-263-7300
_____(Area Code   Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MEISEL, TUTEUR & LEWIS, P.C.
_____(Name – if individual, state last, first, middle name)

101 EISENHOWER PKWY	ROSELAND	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
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OATH OR AFFIRMATION

I, Jorge Aquilo _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CG COMPASS (USA) LLC _____ , as of __DECEMBER 31_____ , 20 19____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ARACELLI P IBACACHE
Notary Public, State of New York
No. 01IB6335304
Qualified in New York County
Commission Expires January 04, 20 24

Notary Public



Signature

CEO

Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CG COMPASS (USA) LLC
(A WHOLLY-OWNED SUBSIDIARY OF COMPASS GROUP HOLDINGS INC.)

FINANCIAL STATEMENT

DECEMBER 31, 2019

PUBLIC DOCUMENT

CG COMPASS (USA) LLC
(A WHOLLY-OWNED SUBSIDIARY OF
COMPASS GROUP HOLDINGS INC.)

CONTENTS:



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CG Compass (USA) LLC
(A Wholly-Owned Subsidiary of Compass Group Holdings Inc.)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CG Compass (USA) LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CG Compass (USA) LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CG Compass (USA) LLC's management. Our responsibility is to express an opinion on CG Compass (USA) LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CG Compass (USA) LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MEISEL, TUTEUR & LEWIS, P.C.

MEISEL, TUTEUR & LEWIS, P.C.

We have served as CG Compass (USA) LLC's auditor since 2014

Roseland, New Jersey
February 27, 2020

CG COMPASS (USA) LLC
(A WHOLLY-OWNED SUBSIDIARY OF COMPASS GROUP HOLDINGS INC.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	243,008
Receivables from clearing organization		1,106,545
Deposit with clearing organization		250,000
Other receivables		80,372
Due from affiliates		553,744
Prepaid expenses and deposits		34,633
TOTAL ASSETS	$	2,268,302

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable and accrued expenses	$	186,593
Due to affiliates		120,905
Due to parent		254,381
TOTAL LIABILITIES		561,879

COMMITMENTS & CONTINGENCIES

MEMBER'S CAPITAL		1,706,423
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	2,268,302

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

CG Compass (USA) LLC (the "Company") was organized under the laws of Delaware on October 1, 2003 and is a wholly-owned subsidiary of Compass Group Holdings Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was granted registration as a broker dealer on May 26, 2004. The Company earns commissions and markups on trading equity and fixed income securities and trailers and loads on mutual funds. Client funds are held in the name of each client at Pershing LLC (the "Clearing Firm" or "Pershing") and the Company does not engage in proprietary trading activities.

The Company participates in a variety of financial and administrative transactions with related parties and affiliates. Though generally at commercial rates, it is possible that because of these relationships, the terms of some of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Subsequent Events

The Company has considered subsequent events and transactions through February 27, 2020, the date the financial statements were issued, noting no material events requiring disclosure or recognition in the Company's financial statements.

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents

For purposes of presentation on both the balance sheet and the statement of cash flows, the Company considers highly liquid instruments, with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash and cash equivalents. At December 31, 2019, cash and cash equivalents consists of cash held in checking and savings bank accounts in the amount of $243,008. Cash and cash equivalent balances may, at a limited number of banks and financial institutions, periodically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the United States federal government.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Clearing Arrangements

The Company has an agreement with Pershing LLC ("Pershing") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission.

Receivables from the clearing broker include amounts due on proprietary unsettled cash and margin transactions and commissions earned. As of December 31, 2019, the Company had a clearing deposit with Pershing in the amount of $250,000.

Fair Value of Financial Instruments

Cash and cash equivalents, receivables from clearing organizations, due from affiliates, other receivables, deposit with clearing organization, prepaid expenses and deposits, accounts payable and accrued expenses, due to parent, and due to affiliates are all recorded at the contractual amounts, which approximates fair value. These financial instruments are generally short term in nature and that approximate market rates.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses include accruals for employee related compensation, employee benefits and third-party services, as well as other payables.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes, and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction, New York and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal examinations by tax authorities for years before 2016. No interest expense or penalties have been assessed for the year ended December 31, 2019.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statements and actual results could differ from the estimates and assumptions. Every effort is made to ensure the integrity of such estimates.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

New Accounting Pronouncements

The following new accounting pronouncements were adopted effective January 1, 2019:

In February 2016, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") related to the accounting for leases (ASU 2016-02, *Leases (Topic 842)*) which requires a lessee to recognize a lease liability and a ROU asset on its balance sheet for all leases, including operating leases. Lease classification is still performed, with any lease classified as a finance lease reported as a financing transaction. The ASU does not substantially change lessor accounting. Additionally, the ASU makes several other targeted amendments including a) revising the definition of lease payments to include fixed payments by the lessee to cover lessor costs related to ownership of the underlying asset such as for property taxes or insurance; b) requiring seller-lessees in a sale-leaseback transaction to recognize the entire gain from the sale of the underlying asset at the time of sale rather than over the leaseback term; and c) expanding disclosures to provide quantitative and qualitative information about lease transactions. The adoption of this guidance did not have an impact to our financial position.

The following are accounting pronouncements which will be adopted in the future periods:

In August 2018, the FASB issued an ASU that eliminates, amends and adds certain disclosure requirements for fair value measurements (ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement*). The ASU is effective for all annual and interim periods beginning January 1, 2020, with early adoption permitted. The Company does not expect ASU 2018-13 to have a material impact on the financial statements; however, will continue to assess the impact of the new standard.

3.   **TRANSACTIONS WITH RELATED PARTIES**

The Company is part of a larger financial services organization and routinely conducts intercompany and related party transactions with the Parent and certain affiliates as defined by service agreements.

Transactions with Parent

At December 31, 2019, the net liability amount due to the Parent by the Company totaled $254,381 for payroll, office expenses, and various other operational expenses paid by the Parent on the Company's behalf. Amounts due are non-interest bearing and due on demand.

During the year ended December 31, 2019, the Parent assumed and/or forgave $1,022,558 related to intercompany payables owed by the Company.

Transactions with Affiliated Entities

Affiliates of the Company receive and provide support services from/to the Company under service level agreements that define the services to be provided to/by those affiliates and the basis upon which the Company will reimburse them or be reimbursed for expenses incurred in providing those services.

The Company shares its office space as well as various administrative services with affiliates of the Company. The Company entered into an expense sharing agreement whereby all expenses associated with the operations of the Company paid by the affiliated entity were charged to the Company. Under the agreement, certain expenses of the affiliated entity such as payroll costs, rent and office expenses are allocated to the Company at cost as well as all direct expenses of the Company paid on behalf of the Company. The related expenses incurred by the Company are recorded on the accompanying statement of operations.

3.   TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

The Company has entered into service agreements with companies affiliated through common ownership under which the Company earns fees for providing various introductory, brokerage, administrative, and other professional services as defined by service agreements.

At December 31, 2019, the Company has balances due to affiliates in the amount of $120,905 reflected on the accompanying statement of financial condition. Of this amount, $87,133 represents the portion due to affiliated entities related to the expense sharing agreement and $33,772 represents the portion due to another affiliated entity for professional services provided to the Company under a service agreement. The due from affiliates balance in the amount of $553,744 reflected on the accompanying statement of financial condition is related to introductory, brokerage, administrative, and other professional services provided by the Company to other affiliates. The due to and from affiliates balances reflected on the accompanying statement of financial condition are non-interest bearing and are due on demand.

The transactions with affiliates described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

4.   CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts insured. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

5.   REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $1,036,246 which was $998,788 in excess of its required net capital of $37,459. At December 31, 2019, the ratio of Aggregate Indebtedness to Net Capital was .30 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

6. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

 **COMPASS GROUP**

135 EAST 57TH STREET, 30TH FLOOR
NEW YORK, NY 10022
PHONE: (212) 355 7630
FAX: (212) 355 2015

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 19, 2020

Meisel, Tuteur & Lewis PC
101 Eisenhower Parkway
Roseland, NJ 07068

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

CG Compass (USA) LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2019.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _____

Name: Jorge Aguilo

Title: CEO



MEISEL, TUTEUR & LEWIS, P.C.

Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CG Compass (USA) LLC
(A Wholly-Owned Subsidiary of Compass Group Holdings Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report for SEA Rule 17a-5(d)(4), in which (1) CG Compass (USA) LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CG Compass (USA) LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) CG Compass (USA) LLC stated that CG Compass (USA) LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CG Compass (USA) LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CG Compass (USA) LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Meisel, Tuteur & Lewis, P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 27, 2020